Mail Stop 3561

June 12, 2008

John P. Cosaert
Chief Financial Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, IA 52317

> **Re:** **Heartland Express, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 000-15087**

Dear Mr. Cosaert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel

Branch Chief